Notice to Oslo Stock Exchange

 ORKLA



05005478

P.O. Box 423 Skøyen, N-0213 O..., ...way
Telephone: +47 22 54 40 00
Telefax: +47 22 54 44 90
www.orkla.no

Ref.:
Rune Helland, VP Investor Relations, Tel: + 47 22544411
Ole Kristian Lunde, SVP Corporate Communications, Tel.:+ 47 22544431

Date: 14 January 2005

ORK – Regarding Orkla's acquisition of Elkem shares

Reference is made to notices of 10 January and 13 January 2005 in connection with Orkla's acquisition of shares in Elkem ASA ("Elkem") held by Folketrygdfondet, Storebrand and DnB NOR and to a press release from Sapa AB today.

The acquisitions bring Orkla's ownership interest in Elkem to 50.03 %. In consequence of Elkem's stake in the Swedish listed company Sapa AB (71.5 % of total shares / 73.1 % of total votes), Orkla is required under Swedish stock exchange rules governing indirect acquisitions to make an offer for all shares of Sapa AB not owned by Elkem. Orkla intends to make such an offer based on the average share price over the past 20 days.